

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 3, 2017

<u>Via E-mail</u>
Franklin McLarty
President and Director
CapRocq Core REIT, Inc.
1 Allied Drive, Suite 1500
Little Rock, Arkansas 72202

> **Re:** **CapRocq Core REIT, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 3, 2017**
> **File No. 024-10643**

Dear Mr. McLarty:

We have reviewed your amended offering statement and have the following comments. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2016 letter.

<u>Prior Performance Summary</u>

<u>Historical Realized Investment Performance of CapRocq Fund I, page 58</u>

1.   We note your revised disclosure in response to comment 12. Please balance your disclosure of the historical realized investment performance to clarify that it does not consider fees and improvement costs.

<u>Certain Relationships and Related Transactions, page 68</u>

2.   We note your strategic affiliation with McLarty Capital Partners. Please expand upon your disclosure to further describe the strategic affiliation with MCP, including how the company plans on collaborating with MCP and the corresponding cost to the company.

<u>Part F/S, page FS-11</u>

3.   We note your response to comment 12 and revisions to the Statement of Revenues and Certain Expenses of Colgate. Please update to provide interim financial data.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

                                Sincerely,

                                /s/ Tom Kluck

                                Tom Kluck
                                Legal Branch Chief
                                Office of Real Estate and
                                Commodities

cc: Kathy Lawrence, Esq.